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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                          ALPHA HOSPITALITY CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   020732-20-2
                                 (CUSIP Number)

                              Scott Kaniewski, CFO
                          Alpha Hospitality Corporation
                            707 Skokie Blvd  Ste 600
                              Northbrook, IL  60062
                                 (847) 418-3804

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 28, 2003

             (Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or
     240.13d-1(g), check the following box. [   ]
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. .020732-20-2

       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
          Robert A. Berman

       2. Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) X..............................................
          (b) ...............................................

       3. SEC Use Only
          ....................................................
          ............................................

       4. Source of Funds (See
          Instructions).OO....................................
          ....................

       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e) .................

       6. Citizenship or Place of Organization   United States of America

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person
With
          7. Sole Voting Power                 2,782,984

          8. Shared Voting Power                       0

          9. Sole Dispositive Power              390,127

          10 Shared Dispositive Power                  0


      11. Aggregate Amount Beneficially Owned by Each Reporting Person
          2,782,984

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) ....X.......

      13. Percent of Class Represented by Amount in Row (11)     55.9%


      14. Type of Reporting Person (See Instructions)
          ...IN.......................................



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. .020732-20-2

       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
          Paul deBary

       2. Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) X...........................................
          (b).............................................

       3. SEC Use Only
          ................................................
          ............................................

       4. Source of Funds (See
          Instructions).OO................................
          ....................

       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e) .................

       6. Citizenship or Place of Organization   United States of America

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person
With
          7. Sole Voting Power                      47,103

          8. Shared Voting Power                         0

          9. Sole Dispositive Power                 47,103

          10 Shared Dispositive Power                    0

      11. Aggregate Amount Beneficially Owned by Each Reporting Person
          47,103

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions) ...........

      13. Percent of Class Represented by Amount in Row (11)     .9%


      14. Type of Reporting Person (See Instructions)
          ...IN.........................................
          ..............................................


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No 020732-20-2

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Philip Berman

      2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) X............................................
         (b) ..............................................

      3. SEC Use Only
         ..................................................
         ...........................................

      4. Source of Funds (See Instructions)      OO
         ..................................................
         ...........

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) .................

      6. Citizenship or Place of Organization   United States of America

Number
of
Shares
Beneficially
Owned by
Each
Reporting
Person
With

         7. Sole Voting Power               29,946

         8. Shared Voting Power                  0

         9. Sole Dispositive Power          29,946

         10 Shared Dispositive Power             0

    11. Aggregate Amount Beneficially Owned by Each Reporting Person
         29,946

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions) ...........

     13. Percent of Class Represented by Amount in Row (11)    .6  %

  14.    Type of Reporting Person (See Instructions)
         IN...........................................
         ............................................



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No 020732-20-2

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Scott A. Kaniewski

      2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) X.............................................
         (b) ..............................................

      3. SEC Use Only
         ..................................................
         ................................................

      4. Source of Funds (See Instructions)
         OO.................................................
         ...............

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) .................

      6. Citizenship or Place of Organization     United States of America

Number
of
Shares
Beneficially
Owned by
Each
Reporting
Person
With
         7. Sole Voting Power                    29,946

         8. Shared Voting Power                       0

         9. Sole Dispositive  Power              29,946

         10 Shared Dispositive Power                  0

     11. Aggregate Amount Beneficially Owned by Each Reporting Person
         29,946

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions) ...........X

     13. Percent of Class Represented by Amount in Row (11)     .6 %

     14. Type of Reporting Person (See Instructions)
         IN
         ...................................................
         ...................................................




The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 020732-20-2

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Watertone Holdings, LP

      2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) X .........................................
         (b) ............................................

      3. SEC Use Only
         .................................................
         ...............................................

      4. Source of Funds (See Instructions)
         OO..............................................
         .................

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) .................

      6. Citizenship or Place of Organization   United States of America

Number
of
Shares
Beneficially
Owned by
Each
Reporting
Person
With
         7. Sole Voting Power                     0

         8. Shared Voting Power                   0

         9. Sole Dispositive Power                0

         10 Shared Dispositive Power              0

     11. Aggregate Amount Beneficially Owned by Each Reporting Person
         0

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions) ...........

     13. Percent of Class Represented by Amount in Row (11)        0.0%


     14. Type of Reporting Person (See Instructions)
          PN
         ..............................................
         .............................................



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No.   020732-20-2

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         BKB, LLC

      2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) X.............................................
         (b) ...............................................

      3. SEC Use Only
         ....................................................
         ................................................

      4. Source of Funds (See Instructions)
         OO.................................................
         ................

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) .................

      6. Citizenship or Place of Organization   United States of America

Number
of
Shares
Beneficially
Owned by
Each
Reporting
Person
With
         7. Sole Voting Power                       0

         8. Shared Voting Power                     0

         9. Sole Dispositive Power                  0

         10 Shared Dispositive Power                0

     11. Aggregate Amount Beneficially Owned by Each Reporting Person
         0

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions) ...........

     13. Percent of Class Represented by Amount in Row (11)       0.0%




     14. Type of Reporting Person (See Instructions)
         OO
         ....................................................
         ....................................................



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 020732-20-0

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         New York Gaming, LLC

      2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  X...........................................
         (b) ...............................................

      3. SEC Use Only
         ......................................................
         ...............................................

      4. Source of Funds (See Instructions)
         OO....................................................
         ..............

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) .................

      6. Citizenship or Place of Organization    United States of America

Number
of
Shares
Beneficially
Owned by
Each
Reporting
Person
With
         7. Sole Voting Power                 0

         8. Shared Voting Power               0

         9. Sole Dispositive Power            0

         10 Shared Dispositive Power          0

     11. Aggregate Amount Beneficially Owned by Each Reporting Person
          0

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions) ...........

     13. Percent of Class Represented by Amount in Row (11)       0.0%


     14. Type of Reporting Person (See Instructions)
         OO
         ................................................
         ................................................



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

This Amendment No. 3 amends the Schedule 13D originally filed on March 22, 2002 (the "Original Schedule 13D"), Amendment No. 1 filed on May 8, 2002 and amendment No. 2 filed on December 12, 2002 by Robert A. Berman, Scott A. Kaniewski, Philip Berman, Watertone Holdings, LP, BKB, LLC and New York Gaming, LLC (the "Reporting Persons"), which related to the Common Stock, $.01 par value per share (the "Common Stock"), of Alpha Hospitality Corporation (the "Company"), a Delaware corporation. The purpose of this Amendment No. 3 is to amend Items 5. The information contained in the Original Schedule 13D with respect to each of the other Reporting Persons is not affected by this amendment.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13D is hereby amended in its entirety, as follows:

  (a) The foregoing is based upon 4,976,183 shares of the Common Stock outstanding on the date hereof, as reported to the Reporting Persons by the Company.

     As discussed more fully in Item 5(b) below, Robert A. Berman beneficially owns 2,782,784 shares of the Common Stock, representing 55.9% of the class.

     As  discussed  more fully in Item 5(b) below, Scott A. Kaniewski  and  Paul
     deBary   each   beneficially  own  29,946  shares  of  the  Common   Stock,
     representing .6% of the class.

  (b) On January 23, 2003, Watertone Holding, LP authorized the distribution of the New York Gaming, LLC shares to Watertone Holdings, LP.
     Simultaneously, BKB, LLC authorized the distribution of the Watertone Holdings, LP shares and its own shares to its Partners. Avon Road Partners, LP, a family limited partnership, whose General Partner is Robert A. Berman, distributed its shares to its Limited Partners.
     As a result of these transactions, Watertone Holdings, LP, BKB, LLC and New York Gaming, LLC no longer beneficially own shares of the Common Stock.

     Robert A. Berman has sole power to vote 2,782,984 shares of the Common Stock, representing 55.9% of the class. Robert A. Berman does not have any power to dispose or to direct the disposition of any of Bryanston's and Beatrice Tollman's shares. Robert A. Berman disclaims beneficial ownership of such shares for any purpose other than voting.

     In addition to the foregoing, Robert A. Berman has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 390,127 shares (or 55.9% of the class).

     Debbie  N.   Berman, Robert Berman's wife, has sole power  to  vote  or  to direct the vote and sole power to dispose or to direct the disposition of 4,090 shares (less than 1% of the class). Robert A. Berman disclaims beneficial ownership of such shares. Debbie N. Berman and Philip Berman are co-trustees for the Berman Family Trust for the benefit of Mr. Berman's children, which owns 12,272 shares (less that 1% of the class) and have joint power to vote or to direct the vote and joint power to dispose or to direct the disposition of the shares. Robert A. Berman disclaims beneficial ownership of such shares.

  (c)Scott A. Kaniewski has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 29,946 shares
     (less that 1% of the class).   Of these shares, 28,506 are owned by
     the Kaniewski Family Limited Partnership, of which Mr. Kaniewski is the general partner and a 1% limited partner. Therefore, Mr. Kaniewski disclaims beneficial ownership of 28,221 of these shares. In addition, Stacey B. Kaniewski, the wife of Scott A. Kaniewski, is the sole trustee of the KFP Trust, which owns 34,552 shares (less than 1% of the class). Stacey B. Kaniewski has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of these shares.
     Except as disclosed in Item 3 above, none of the Reporting Persons has made any transactions in the Common Stock during the past sixty days.

  (d)  None

  (e)  Not Applicable

On Janaury 23, 2003, Scott A. Kaniewski, Philip Berman, Watertone Holdings, LP, BKB, LLC and New York Gaming, LLC cease to be the beneficial owners of more than 5 percent of the class.

                                    Signature
After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned does hereby certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2003

/s/ Robert A. Berman
Robert A. Berman

/s/ Paul deBary
Paul deBary

/s/ Philip Berman
Philip Berman

/s/ Scott A. Kaniewski
Scott A. Kaniewski

Watertone Holdings, LP
By: BKB, LLC, Its General Partner
By: /s/ Robert A. Berman
Robert A. Berman
Its Managing Member

BKB, LLC
By: /s/ Robert A. Berman
Robert A. Berman
Its Managing Member

New York Gaming, LLC
By: Watertone Holdings LP, Its General Partner
By: /s/ Robert A. Berman
Robert A. Berman
Its Managing Member